SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   LION, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    53620L102
                                 (CUSIP Number)


              JOHN A. MCMILLAN, 500 PINE STREET, SEATTLE, WA 98101
                                 (206) 373-4014
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 MARCH 20, 2001
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                       (Continued on the following pages)

                               Page 1 of 6 Pages

---------------------------                              -----------------------
CUSIP NO.    53620L102                13D                     PAGE 2 OF  6 PAGES
---------------------------                              -----------------------

-------- -----------------------------------------------------------------------
   1 Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)

         JOHN A. MCMILLAN
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*              (a)
                                                                        (b)

-------- -----------------------------------------------------------------------
   3     Sec Use Only


-------- -----------------------------------------------------------------------
   4     Source Of Funds*

         PF
-------- -----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)


-------- -----------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         UNITED STATES CITIZEN
-------- -----------------------------------------------------------------------
                                   7    Sole Voting Power
           Number of
                                        2,945,966
            Shares               ------ ----------------------------------------
                                   8    Shared Voting Power
         Beneficially
                                        - 0 -
           Owned by              ------ ----------------------------------------
                                   9    Sole Dispositive Power
             Each
                                        2,945,966
           Reporting             ------ ----------------------------------------
                                  10    Shared Dispositive Power
          Person With
                                        - 0 -
-------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         2,945,966
-------- -----------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*


-------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         8.6%
-------- -----------------------------------------------------------------------
  14     Type Of Reporting Person*

         IN
-------- -----------------------------------------------------------------------

                               * SEE INSTRUCTIONS

                               Page 2 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.001 per share, of LION, Inc., a Washington corporation ("Company"). The address of the Company's principal executive office is 4700-42nd Ave. SW, Suite 430, Seattle, WA 98116.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name, address, principal occupation or employment, involvement in certain legal proceedings, and citizenship of the person filing this statement is as follows:

         (a)      John A. McMillan

         (b)      500 Pine Street, Seattle, WA  98101


         (c) Mr. McMillan is Chairman of the Board of Directors of the Company and a Director and member of the Executive Committee of the Board of Directors of Nordstrom, Inc., a clothing retailer, located at 500 Pine Street, Seattle, WA 98101.

         (d) Mr. McMillan, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. McMillan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. McMillan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The reporting person used personal funds to purchase the securities listed in Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 20, 2001, the reporting person participated in a private placement of the Company's securities, purchasing for $125,000, 833,333 shares of common stock and 3-year warrants to acquire an additional 833,333 shares of common stock. The exercise price of the warrants is $.20 per share if exercised in the first eighteen months and $.40 if exercised in the second 18 months of the 3-year term. The shares and warrants were acquired by the reporting person solely for investment purposes to provide needed funding for the Company, and not for the purpose of acquiring control of the Company. It is presently anticipated that, if the warrants were exercised, the funds required to pay the exercise price would be provided from personal funds. The reporting person has no present intention to exercise the warrants in whole or in part.

         It was and is the intention of the reporting person at the time of the March 2001 investment to continue to purchase in the market additional shares of common stock of the


                               Page 3 of 6 Pages

Company from time to time for the purpose of investment. During the period from March 20, 2001 to December 31, 2001, the reporting person acquired beneficial ownership of an additional 425,000 shares of common stock, including 90,000 options, and 140,000 warrants expired without exercise. During the period from January 1, 2002 to December 31, 2002, the reporting person acquired beneficial ownership of an additional 215,000 shares, and 30,000 options expired without exercise.

         Other than as set forth above, the reporting person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The reporting person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 20, 2001, the reporting person was the beneficial owner of shares of common stock, options and warrants to purchase an aggregate total of 2,335,966 shares of common stock, representing approximately 6.8% of the issued and outstanding shares of common stock of the Company. As of December 31, 2001, the reporting person was the beneficial owner of shares of common stock, options and warrants to purchase an aggregate total of 2,760,966 shares of common stock, representing approximately 8.2% of the issued and outstanding shares of common stock of the Company, based on the Company's annual report on Form 10-KSB filed on March 30, 2001. As of December 31, 2002, the reporting person was the beneficial owner of shares of common stock, options and warrants to purchase an aggregate total of 2,945,966 shares of common stock, representing approximately 8.6% of the issued and outstanding shares of common stock of the Company.

         The number of outstanding shares was 32,941,978 as of December 31, 2002, plus the 1,163,333 shares subject to options and warrants (included pursuant to Rule 13d-3 of the Act). For purposes of computing the percentage beneficial ownership of the Company as of December 31, 2002, the total number of shares of common stock considered to be outstanding is 34,105,311.

         (b) Upon exercise of the vested options and warrants, the reporting person would have acquired sole voting and dispositive power with respect to 2,335,966 shares of Common Stock as of March 20, 2001, and will acquire sole voting and dispositive power with respect to 2,945,966 shares of Common Stock as of December 31, 2002. This total included 330,000 shares underlying stock options not yet exercised and 833,333 shares underlying warrants not yet exercised as of December 31, 2002.

         (c) There were no transactions in Company common stock that were effected during the past 60 days by the reporting person filing this statement.

         (d) No other person is known, with respect to shares of Company common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Company stock from any person filing this statement.

         (e)      Not applicable.

                               Page 4 of 6 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         The reporting person filing this statement has executed a power of attorney, a copy of which is attached to this Schedule 13D as Exhibit 1.0. The power of attorney authorizes the Company's filing coordinator to execute and file this Schedule 13D and other filings required by the federal securities laws on behalf of the person executing the power of attorney.

         The 330,000 shares underlying stock options not yet exercised were granted under the Company's 1998 Stock Option Plan, intended to serve as an equity incentive program for management, qualified employees, non-employee members of the Board of Directors, and independent advisors or consultants. A copy of the Company's 1998 Stock Option Plan was filed as Exhibit 10.1 to the Company's registration statement on Form 10-SB, and is incorporated by reference.

         The reporting person was issued Class A Redeemable Warrants by the Company under a form of Warrant, dated as of March 20, 2001 (the "Warrant Agreement"), whereby the Company granted to the reporting person warrants to purchase an aggregate of 833,333 shares of common stock (the "Warrants") at $.20 per share if exercised during the first eighteen months of the three-year warrant term and $.40 per share if exercised during the second 18 months. The Warrant may be redeemed by the Company, in whole, at any time on or after issuance, and on or before the Expiration Date, at a redemption price of $.001 per Warrant, upon notice of redemption, provided that the last reported price of the common stock has been at least 200% of the then effective Warrant exercise price on each of the 20 consecutive trading days ending on the third day before notice of redemption is given. The Warrant Agreement contains antidilution provisions pursuant to which the number of warrants and exercise price thereof may adjust due to certain actions of the Company including, but not limited to, stock dividends, subdivisions and reclassifications, and certain other dividends and distributions. The Warrant Agreement does not contain registration rights. A copy of the form of Warrant Agreement is attached to this Schedule 13D as
Exhibit 2.0.

         Except as set forth above and as except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person filing this statement with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1.0      Power of Attorney executed by Mr. McMillan in connection with
                  Schedule 13D and other filings under the Securities Exchange Act of 1934.

         2.0      Warrant Agreement


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                               Page 5 of 6 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 12, 2003


/s/ John A. McMillan
------------------------------------
John A. McMillan



                               Page 6 of 6 Pages